SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

THE PEP BOYS – MANNY, MOE & JACK
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

713278109
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(CUSIP Number)

Daniel R. Waltcher
Deputy General Counsel
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055
(212) 810-5300
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2012
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713278109	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BLACKROCK, INC. (TIN: 32-0174431)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO - Funds of investment advisory clients.
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,892,673
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,892,673
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,892,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5 herein. Excludes 1,200,000 shares beneficially owned by The Gores Group, LLC and/or its affiliates.	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON HC

CUSIP No. 713278109	Page 3 of 4 Pages

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D is being filed by BlackRock Inc. (the “Reporting Person”).  The Schedule 13D filed on February 8, 2012 (the “Initial Statement”) by the Reporting Person is hereby amended as set forth below in this Amendment No. 1.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Initial Statement filed with the Securities and Exchange Commission.  This Amendment No. 1 amends Item 5 as set forth below.

Information in the Initial Statement remains in effect except to the extent that it is amended or superseded by subsequently filed information, including information in this Amendment No. 1.

Item 5.    Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated as follows:

(a) − (b) The responses of the Reporting Person to Rows (7) through (11) of the cover page of this Amendment No. 1 are incorporated herein by reference.  In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Person and Gores and/or its affiliates may on the basis of the facts described elsewhere herein be considered to be a “group”.  The Reporting Person disclaims any membership or participation in a “group” with Gores and/or its affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by Gores and/or its affiliates, including 1,200,000 shares of Common Stock believed to be beneficially owned by Gores and/or its affiliates on the date hereof.

The shares of Common Stock of the Issuer beneficially owned by the Reporting Person include shares of Common Stock beneficially owned by subsidiaries of the Reporting Person including BlackRock Asset Management Australia Limited, BlackRock Japan Co Ltd, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock International Limited, BlackRock Investment Management, LLC, BlackRock Advisors, LLC, BlackRock Institutional Trust Company, N.A., and BlackRock Fund Advisors, none of which beneficially owns in excess of 5% of the outstanding Common Stock of the Issuer.

Except as set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, the Covered Persons beneficially owned any shares of Common Stock of the Issuer as of April 13, 2012, the nearest practicable date prior to the filing of this Amendment No. 1.

(c) Schedule B sets forth transactions in the Common Stock of the Issuer that were effected during the sixty day period ending April 13, 2012, the nearest practicable date prior to the filing of this Amendment No. 1.  The transactions in the Common Stock described on Schedule B were effected on the New York Stock Exchange.

(d) Except for investment advisory clients of the Reporting Person’s subsidiaries who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Issuer beneficially owned by the Reporting Person.

The information set forth in Rows 7 through 13 of the cover page of this Amendment No. 1 for the Reporting Person is incorporated herein by reference.  The percentage amount set forth in Row 13 of the cover page of this Amendment No. 1 is calculated based upon the 52,761,355 Shares issued and outstanding as reported by the Issuer as of March 30, 2012 in its most recently filed Form 10-K for the fiscal year ended January 28, 2012.

CUSIP No. 713278109	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and  belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2012

BLACKROCK, INC.

By:	/s/ Matthew J. Fitzgerald
Name:	Matthew J. Fitzgerald
Title:	Attorney-In-Fact

Schedule B

Transactions in Common Stock

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Advisors, LLC	30-Mar-12	8,600	14.95	SELL	NYSE
BlackRock Advisors, LLC	30-Mar-12	31,900	14.95	SELL	NYSE
BlackRock Advisors, LLC	5-Apr-12	400	14.92	SELL	NYSE
BlackRock Advisors, LLC	13-Apr-12	16,902	14.93	SELL	NYSE
BlackRock Advisors, LLC	13-Apr-12	61,999	14.93	SELL	NYSE